UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

DYNEGY INC.

(Name of Subject Company)

DYNEGY INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,

INCLUDING THE ASSOCIATED RIGHTS

(Title of Class of Securities)

26817G300

(CUSIP Number of Class of Securities)

J. Kevin Blodgett

General Counsel

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

(713) 507-6400

With copies to:

Joseph B. Frumkin

Krishna Veeraraghavan

Sullivan & Cromwell

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by Dynegy Inc. (the “Company”) on December 30, 2010, as amended (as may be further amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly-owned subsidiary of Icahn Enterprises Holdings L.P. (“IEH”), and IEH, as a co-bidder, as disclosed in a Tender Offer Statement on Schedule TO dated December 22, 2010, as amended (as may be further amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of the Company, including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the “Shares”), at a price of $5.50 per Share, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated December 22, 2010, as amended or supplemented from time to time, and in the related letter of transmittal, as amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The first sentence of the first paragraph of the section captioned “Offer” is hereby deleted in its entirety and replaced with the following:

“This Statement relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), as a co-bidder, as disclosed in the Tender Offer Statement on Schedule TO, dated December 22, 2010 as amended by Amendment No. 1 thereto filed with the SEC on December 28, 2010, and as amended by Amendment No. 2 thereto filed with the SEC on January 6, 2011 (as may be further amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $5.50 per share (the “Offer Price”), in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitute the “Offer”).”

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The subsection titled “Change in Control Arrangements” of the section captioned “Relationship with Current Officers and Directors of the Company” is amended and supplemented by inserting the following at the end thereof:

“The following table describes the estimated potential payments (including any effect related to long-term incentive awards discussed above) we would be required to make to the Company’s executive officers at the Acceleration Time and upon an involuntary termination in connection with a change in control. The following assumptions and general principles apply with respect to these tables:

•

Amounts under Offer/Merger Acceleration Time assume: (1) a change in control upon completion of the Offer or the Merger resulting in the vesting of any outstanding Company Stock Options, Company Restricted Stock and Company Phantom Stock Units in accordance with the terms of the underlying award agreements; and (2) Shares owned outright, including Shares held within the applicable 401K plan, have been tendered and paid out at the Offer Price.

•

Amounts under Severance Change in Control assume an involuntary termination on April 1, 2011 in connection with a change in control. No discussions have occurred between any members of the Company’s current management team and representatives of Offeror, Merger sub or their affiliates regarding continuing employment of our executive officers or any termination thereof.

•

Amounts under Overall Total assume both a change in control event and involuntary termination in connection with such change in control resulting in payments of outstanding equity awards and severance.

	Offer /Merger Acceleration Time(1)	Severance Change in Control(2)	Overall Total
Bruce A. Williamson
Cash Severance (Multiple of Annual Compensation)	$—	$5,980,000
Pro-rated Short-term Incentive Bonus	—	$249,315
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$728,756	—
Accelerated Company Phantom Stock Units	$1,752,212	—
Accelerated Company Performance Awards(4)	$5,400,000	—
Common Stock Owned Outright (includes 401K Shares)(5)	$1,075,261	—
Incremental Non-qualified Pension(6)	—	$145,377
Medical, Dental and Vision and Life Insurance Benefits	—	$37,008
Outplacement Services	—	$25,000
280G Tax Gross-Up	—	0

Total	$8,956,229	$6,436,700	$15,392,929

Holli C. Nichols
Cash Severance (Multiple of Annual Compensation)	$—	$2,625,000
Pro-rated Short-term Incentive Bonus	—	$130,890
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$189,827	—
Accelerated Company Phantom Stock Units	$438,053	—
Accelerated Company Performance Awards(4)	$1,380,000	—
Common Stock Owned Outright (includes 401K Shares)(5)	$96,553	—
Incremental Non-qualified Pension(6)	—	$51,051

	Offer /Merger Acceleration Time(1)	Severance Change in Control(2)	Overall Total
Medical, Dental and Vision and Life Insurance Benefits	—	$10,290
Outplacement Services	—	$25,000
280G Tax Gross-Up	—	$1,554,562

Total	$2,104,433	$4,396,793	$6,501,226

J. Kevin Blodgett
Cash Severance (Multiple of Annual Compensation)	$—	$2,250,000
Pro-rated Short-term Incentive Bonus	—	$112,192
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$142,186	—
Accelerated Company Phantom Stock Units	$325,798	—
Accelerated Company Performance Awards(4)	$1,030,400	—
Common Stock Owned Outright (includes 401K Shares)(5)	$55,842	—
Incremental Non-qualified Pension(6)	—	$36,973
Medical, Dental and Vision and Life Insurance Benefits	—	$30,660
Outplacement Services	—	$25,000
280G Tax Gross-Up	—	$1,197,811

Total	$1,554,226	$3,652,636	$5,206,862

Lynn A. Lednicky
Cash Severance (Multiple of Annual Compensation)	$—	$2,175,000
Pro-rated Short-term Incentive Bonus	—	$108,452
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$138,177	—
Accelerated Company Phantom Stock Units	$325,798	—
Accelerated Company Performance Awards(4)	$1,014,700	—
Common Stock Owned Outright (includes 401K Shares)(5)	$92,307	—
Incremental Non-qualified Pension(6)	—	$36,087
Medical, Dental and Vision and Life Insurance Benefits	—	$31,020
Outplacement Services	—	$25,000
280G Tax Gross-Up	—	$1,205,486

Total	$1,570,982	$3,581,045	$5,152,027

	Offer /Merger Acceleration Time(1)	Severance Change in Control(2)	Overall Total
Charles C. Cook
Cash Severance (Multiple of Annual Compensation)	$—	$2,175,000
Pro-rated Short-term incentive bonus	—	$108,452
Vested/accelerated Company Stock Options(3)	—	—
Accelerated Company Restricted Stock	$147,736	—
Accelerated Company Phantom Stock Units	$306,636	—
Accelerated Company Performance Awards(4)	$981,800	—
Common Stock owned outright (includes 401K Shares)(5)	$40,398	—
Incremental non-qualified pension(6)	—	$28,932
Medical, dental and vision and life insurance benefits	—	$31,020
Out-placement services	—	$25,000
280G tax gross-up	—	$1,283,490

Total	$1,476,570	$3,651,894	$5,128,464

(1)	Amounts reflected assume closing of the Offer or Merger at the Offer Price of $5.50.
(2)	Amounts reflected assume no increase in salaries or changes in rates and coverage regarding medical, dental, vision and life insurance benefits, and the executive’s involuntary termination occurs on April 1, 2011.
(3)	Outstanding Company Stock Options have exercise prices greater than the Offer Price and would be canceled for no payment at the effective time of the Merger.
(4)	Based on target price of $100 per unit.
(5)	Amounts reflected are as of January 5, 2011.
(6)	Amounts reflected are as of December 31, 2010.”

ITEM 8.	ADDITIONAL INFORMATION.

The section captioned “Certain Company Forecasts” is amended and supplemented by inserting the following immediately after the table titled “Summary Financial Forecasts”:

“Reconciliation to GAAP of Non-GAAP Financial Measures

	Fiscal Year Ending December 31,
	2010E(1)	2011E(1)	2012E(1)	2013E(1)	2014E(1)	2015E(1)
Gross Margin	$1,209	$867	$920	$1,057	$932	$1,020
O&M Costs	$(461)	$(424)	$(441)	$(442)	$(419)	$(434)
G&A	$(151)	$(125)	$(129)	$(133)	$(136)	$(139)
Depreciation & Amortization	$(386)	$(373)	$(335)	$(340)	$(359)	$(371)
Asset Impairments	$(135)	—	—	—	—	—

Operating Income	$77	$(55)	$15	$142	$19	$76
Equity Earnings	$(62)	—	—	—	—	—
Interest Expense	$(355)	$(353)	$(383)	$(395)	$(415)	$(427)
Interest and Investment Income, Net	$3	$6	$3	$2	$2	$2
Other Income / (Expense)	$(25)	—	—	—	—	—

Earnings before Taxes	$(362)	$(402)	$(366)	$(250)	$(394)	$(349)
Provision for Income Tax	$163	$161	$146	$100	$158	$140

Net Income	$(198)	$(241)	$(220)	$(150)	$(236)	$(209)

Operating Income	$77	$(55)	$15	$142	$19	$76
Depreciation & Amortization	$386	$373	$335	$340	$359	$371
Asset Impairments	$135	—	—	—	—	—
Interest Income	$3	$6	$3	$2	$2	$2

EBITDA	$601	$323	$353	$484	$380	$449
Mark-to-market, net	$(93)	$94	$(45)	$(1)	—	—

Adjusted EBITDA(3)	$507	$418	$308	$483	$380	$449

(1)	Forecasted values.
(2)	Adjusted EBITDA means EBITDA plus interest income and other adjustments related to mark-to-market changes.

The Company’s management believes that the inclusion in this Statement of a summary of the updated financial forecasts, including the non-GAAP financial measures included therein, is useful to disclose what information was made available to the Board and its advisors, and to assist holders of Shares in evaluating the future prospects of the Company. The non-GAAP financial measures should be considered in addition to, but not in lieu of, other measures of liquidity, profitability, and cash flows reported in accordance with GAAP. Additionally, these non-GAAP measures may not be comparable to similarly captioned measures reported by other companies.”

ANNEX III. Information Statement.

The Information Statement is hereby amended and supplemented by deleting in its entirety the second sentence of the first paragraph thereof and replacing it with the following:

“The Schedule 14D-9 relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), as a co-bidder, as disclosed in the Tender Offer Statement on Schedule TO, dated December 22, 2010 as amended by Amendment No. 1 thereto filed with the SEC on December 28, 2010, and as amended by Amendment No. 2 thereto filed with the SEC on January 6, 2011, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”), including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010 and as amended on December 15, 2010 (as it may be further amended from time to time, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as rights agent, that are issued and outstanding (the “Rights”, and together with the Common Stock, the “Shares”) at a purchase price of $5.50 per share (the “Offer Price”), in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DYNEGY INC.

Dated: January 10, 2011	By:	/S/ KENT R. STEPHENSON
	Name:	Kent R. Stephenson
	Title:	Senior Vice President, Deputy General Counsel